March 3, 2015

VIA EDGAR TRANSMISSION

Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Oh:

On December 18, 2014, the Registrant, on behalf of its series, the HCM Dividend Sector Plus Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on January 30, 2015, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

General Comments

Comment 1.  Please confirm that all material information will be included in an amendment to the Registration Statement and filed with the staff.  Please include Tandy Representations in your response letter.

Response.  The Registrant confirms that all material information will be included in an amendment to the Registration Statement, and notes that the Tandy Representations are included below.

Comment 2. If you intend to use a summary prospectus, please confirm that you will submit the summary legend via correspondence before filing.

Response.  The Registrant so confirms.

Comment 3. Please confirm that the Registrant will file an XBRL for the amendment to the Registration Statement that becomes effective with respect to the Fund.

Response. The Registrant so confirms.

Comment 4. On the facing sheet of the Form N-1A, please add the required captions.

Response. The Amendment already contained the required captions.

Prospectus

Fund Summary

Comment 5.  In the Fee Table, remove the line item for maximum deferred sales load since it is zero for all share classes.  Please add “after fee waiver and expense reimbursement” on the net total annual fund operating expenses line item.  Please confirm that the expenses example only includes the expense cap for the first year.

Response.  The Registrant believes, for the sake of clarity of presentation for prospective shareholders, the line item that states "none" provides information that reduces any potential doubt as to any load or other fees, so the Registrant has not removed the line item for maximum deferred sales load. The Registrant has added “after fee waiver and expense reimbursement” on the net total annual fund operating expenses line item.  The Fund’s fund accountants have confirmed to the Registrant that the expenses example only includes the expense cap for the first year.

Comment 6.  In “Principal Investment Strategies,” please add disclosure regarding the Fund’s investments in small and medium sized companies given the risk disclosure regarding those securities.

Response.  The Registrant has revised the second paragraph as follows:

“The Fund’s investment adviser seeks to invest in companies in the S&P 500 of any market capitalization that are paying the highest dividend yields in each of the 10 major S&P 500 industry sectors.”

Comment 7.  In “How Shares are Priced,” it mentions pricing of ETFs and certain other securities not mentioned in the Fund’s principal investment strategies.  Please confirm whether these should be included in the principal investment strategies.

Response.  The pricing policy described in the prospectus is that of the Registrant, not the Fund, so it includes securities not used as part of the principal strategy of the Fund, including ETFs.

Comment 8.  In “Principal Investment Risks,” please add the following to the introductory paragraph: “and you should consider it just one part of your total investment program.”

Response.  The Registrant has added the disclosure requested.

Comment 9.  In “Principal Investment Risks – Leverage Risk,” it mentions investments in other mutual funds.  Please confirm whether the Fund will invest in other mutual funds as part of its principal investment strategy.

Response.  The Fund will not invest in other mutual funds as part of its principal investment strategy.  The leverage risk disclosure has been revised to remove the reference to investments in other mutual funds.

Comment 10.  Please add risk disclosure for equity securities.

Response.  The Registrant has added the following risk disclosure:

“Equity Securities Risk: The net asset value of the Fund will fluctuate based on changes in the value of the equity securities held by the Fund.  Equity prices can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions.”

Comment 11.  In “Principal Investment Risks – Limited History of Operations,” please revise the disclosure to reference the Fund having no history of operations.

Response.  The Registrant has revised the risk as follows:

“Limited History of Operations:  The Fund is a new mutual fund and has ~~a limited~~ no history of operations for investors to evaluate.  Investors bear the risk that the Fund may not be able to implement its investment strategies or attract sufficient assets.”

Comment 12.  In “Purchase and Sale of Fund Shares,” if Class R shares are only available to retirement accounts, please remove the value from the regular accounts column in the table.

Response. The Registrant has removed the regular account column values.

Management

Comment 13.  In the last sentence of the second paragraph, please add information regarding the period end dates for annual and semi-annual report mentioned.

Response.  The Registrant has added the disclosure requested.

How to Purchase Shares

Comment 14. In the first sentence regarding share classes, it states that there are four share classes; please correct this to say five.

Response. The Registrant has fixed the typo.

Comment 15. For each share class, include the statement regarding the impact of 12b-1 fees.

Response.  The Registrant has added the disclosure to the share class descriptions that omitted this information.

Comment 16.  Please reconcile the table regarding the Class A and A1 sales charges with the fee table.

Response.  The Registrant has updated the sales charge table for Class A and A1 to accurately reflect the intended sales charges as shown in the fee table.

Comment 17.  In the section on redemptions, please confirm that the Fund does not offer telephone redemptions.

Response.  The Registrant confirms that the Fund does not offer telephone redemptions.

Comment 18. In the section on when order is processed, please define business day.

Response.  The Registrant has revised the disclosure as follows:

“Requests received after 4:00 p.m. will be processed on the next ~~business~~ day that the NYSE is open for business.”

Frequent Purchases and Redemptions of Fund Shares

Comment 19. Please add disclosure regarding the risk of subjective judgments (i.e. that some investors may still be able to market time the fund).

Response.  The fifth paragraph already includes this disclosure.  It says, “Although the Fund attempts to limit disruptive trading activities, some investors use a variety of strategies to hide their identities and their trading practices. There can be no guarantee that the Fund will be able to identify or limit these activities.”

Distribution of Shares

Comment 20.  In “Distribution Fees,” please add disclosure regarding the impact of these fees if a shareholder buys and holds the shares over a long time period.

Response. The Registrant has added the following to the end of the first paragraph:

“Over time, fees paid under each Plan will increase the cost of a shareholder's investment and may cost more than other types of sales charges.”

Back Cover

Comment 21. Please confirm the name of the Fund’s custodian.

Response. The Fund’s custodian is MUFG Union Bank, N.A.

Comment 22.  Please delete “or fiscal period” at the end of the first paragraph.

Response.  The Registrant has deleted “or fiscal period”.

SAI

Front Cover

Comment 23. Please correct the name of the Fund and the date of the prospectus.

Response. The Registrant has made the corrections requested. In addition, the expense cap shown in the investment adviser section and the 12b-1 fee for Class A1 shares have been corrected.

Investments and Risks

Comment 24. In the introduction, please confirm that the sections referenced in the prospectus are accurate.  Please also confirm that there are no principal strategies disclosed in the SAI that have not been disclosed in the prospectus.

Response. The Registrant has revised the sections named from the prospectus.  The Registrant confirms that there are no principal strategies disclosed in the SAI that have not been disclosed in the prospectus.

Investment Restrictions

Comment 25. For each restriction that references the 1940 Act, please describe the restriction.

Response. The Registrant has not revised the disclosure because the various limitations under the 1940 Act and staff positions and interpretations regarding the limitations change over time, and, if the Fund formally adopted the current guidelines as a fundamental policy, the shareholders of the Fund would have to pay the unnecessary expense of a proxy to modify the policy to stay in line with current guidance. Further, descriptions of the limitations would be dense and difficult for investors to be understand, which would unnecessarily complicate the disclosure.

Policies and Procedures for Disclosure of Portfolio Holdings

Comment 26. Please confirm that individuals who receive confidential portfolio holdings information also have a duty to not trade on that information.

Response. To the Registrant’s knowledge, any individual who receives confidential portfolio holdings information also has a duty, either legal, fiduciary or imposed by their employer, to not trade on that information.

Purchase, Redemption and Pricing of Fund Shares

Comment 27. In the discussion of fair value in “Calculation of Share Price”, please enhance the disclosure to say who is involved in the process and a detailed description of the policies.

Response. The Registrant has revised the disclosure as requested.

Comment 28.  In “Redemption of Shares,” please add information regarding the redemption fee to the disclosure in the SAI and add the disclosure from the SAI regarding restrictions on redemptions to the prospectus.

Response.  The Registrant has revised the disclosure as requested.

Tax Status

Comment 29.  Please confirm the disclosure is current.

Response.  The Registrant so confirms.

Management

Comment 30.  In the Trustee and Officer table, please change the heading in the first column to reference age rather than year of birth.

Response.  The Registrant believes the heading used conveys the information required by Form N-1A without the risk of a mathematical error incorrectly stating a trustee or officer’s age, so the Registrant has not revised the heading.

Part C

Comment 31. Please confirm that the custody agreement does not need to be updated for the Fund.

Response. The custody agreement is with the Registrant for any current or future series of the Registrant, so it does not get updated with each new series added to the Registrant.

Comment 32. Please confirm that a legal opinion or consent and an auditor’s consent will be filed for this Fund.

Response. The Registrant confirms that a legal opinion will be filed.  Because no financial information is being presented for the Fund in this filing, an auditor’s consent will not be filed.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins